Mail Stop 3561

December 9, 2008

Kimberly A. Dang
Vice President and Chief Financial Officer
Knight Inc.
c/o Kinder Morgan Management, LLC
c/o Kinder Morgan Energy Partners, L.P.
500 Dallas Street, Suite 1000
Houston, TX 77002

        Re: **Knight Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed March 31, 2008
             File No. 001-06446

             Kinder Morgan Management, LLC
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 29, 2008
             File No. 001-16459

             Kinder Morgan Energy Partners, L.P.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 26, 2008
             File No. 001-11234

Dear Ms. Dang:

     We have completed our review of the Form 10-K and related filings filed by Kinder Morgan Management, LLC and Kinder Morgan Energy Partners, L.P. and we have no further comments at this time. We are continuing to process your correspondence filed on December 2, 2008 with respect to the above-referenced annual report filed by Knight Inc.

                   Sincerely,

                   H. Christopher Owings
                   Assistant Director